UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

TCG Holdings, L.L.C.

c/o The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

Copy to:

Daniel T. Lennon, Esq. &

David S. Dantzic, Esq.

Latham & Watkins LLP

555 Eleventh Street NW

Suite 1000

Washington, DC 20004-1304

(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2009

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 63,542,845
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 63,542,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,542,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on (a) 376,921,003 shares of common stock, par value $0.01 per share (“Shares”) of Hertz Global Holdings, Inc., a Delaware corporation (“Hertz Holdings,” or the “Issuer”) as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to a public offering of Shares (the “Common Stock Public Offering”) and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Subscription Agreement, dated May 19, 2009, between Carlyle Partners IV, L.P. and the Issuer (the “Carlyle Partners IV Subscription Agreement”), the Subscription Agreement, dated May 19, 2009, between CP IV Coinvestment, L.P. and the Issuer (the “CP IV Coinvestment Subscription Agreement”) and the substantially identical subscription agreements entered into by the Issuer on May 19, 2009 with certain other institutional investors (collectively, the “Private Offering”).

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 63,542,845
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 63,542,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,542,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group IV Managing GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 63,542,845
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 63,542,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,542,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 63,542,845
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 63,542,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,542,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS Carlyle Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 61,076,182
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 61,076,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,076,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CP IV Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,466,663
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,466,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,663
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS DBD Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,745,098
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,745,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,745,098
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,745,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,745,098
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,745,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Managing GP Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,745,098
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,745,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Limited Company)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Managing GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Alberta Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,745,098
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,745,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II U.S. Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,452,823
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,452,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,452,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS Carlyle Europe Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 292,275
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 292,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Participations S.à r.l. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	CITIZEN OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 292,275
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 292,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
14	TYPE OF REPORTING PERSON OO (Luxembourg Limited Liability Company)

(1)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

ITEM 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Shares. The address of the principal executive office of the Issuer is 225 Brae Boulevard, Park Ridge, New Jersey 07656.

ITEM 2.	Identity and Background

This statement is being filed by the following persons, (each is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”):

TCG Holdings, L.L.C., a Delaware limited liability company,

TC Group, L.L.C., a Delaware limited liability company,

TC Group IV Managing GP, L.L.C., a Delaware limited liability company,

TC Group IV, L.P., a Delaware limited partnership,

Carlyle Partners IV, L.P., a Delaware limited partnership,

CP IV Coinvestment, L.P., a Delaware limited partnership,

DBD Cayman Limited., a Cayman Islands exempted company,

TCG Holdings Cayman II, L.P. , a Cayman Islands exempt limited partnership,

TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempt limited partnership,

CEP II Managing GP Holdings, Ltd., a Cayman Islands exempted company,

CEP II Managing GP, L.P., an Alberta, Canada limited partnership,

CEP II U.S. Investments, L.P., a Delaware limited partnership,

Carlyle Europe Partners II, L.P., a British limited partnership and

CEP II Participations S.à r.l. SICAR, a Luxembourg limited liability company.

The business address for each of TCG Holdings, L.L.C., TC Group, L.L.C., TC Group IV Managing GP, L.L.C., TC Group IV, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Managing GP, L.P. and Carlyle Europe Partners II, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. The telephone number is 202-729-5626. The business address for each of DBD Cayman Limited, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., and CEP II Managing GP Holdings, Ltd. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The telephone number is +1 345-949-0100. The business address for CEP II Participations S.à r.l. SICAR is c/o The Carlyle Group, 2, avenue Charles de Gaulle, L-1653 Luxembourg, Luxembourg. The telephone number is +35 (2) 2686-2110. Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à r.l. SICAR are referred to in this Schedule 13D as “the Carlyle Hertz Funds.”

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. are each private investment funds. Investment discretion and control over the Shares held by Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group IV, L.P., which is the sole general partner of each of the Carlyle Funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TC Group IV Managing GP, L.L.C is the sole general partner of TC Group IV, L.P. TCG Holdings, L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. are each private investment funds. CEP II Managing GP, L.P. is the general partner of CEP II U.S. Investments, L.P. and Carlyle Europe Partners II, L.P., which is in turn the sole shareholder of CEP II Participations S.à r.l. SICAR. CEP II Managing GP Holdings, Ltd. is the sole general partner of CEP II Managing GP, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of CEP II Managing GP Holdings, Ltd. TCG Holdings Cayman II, L.P. is the sole general partner of TC Group Cayman Investment Holdings, L.P. and DBD Cayman Limited is the sole general partner of TCG Holdings Cayman II, L.P.

DBD Cayman Limited has investment discretion and dispositive power over the shares of Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. DBD Cayman Limited is controlled by its Class A members, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein and all action relating to the investment and disposition of the shares of Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. requires their approval. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein may be deemed to share beneficial ownership over the shares shown as beneficially owned by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. Such persons disclaim beneficial ownership of these shares.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

Shares beneficially owned by Clayton Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P. and CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Hertz Funds”); and ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. (collectively, the “Merrill Lynch Hertz Funds”); and CMC-Hertz Partners, L.P., and any of their respective affiliates (other than, in the case of CMC-Hertz Partners, L.P., the Carlyle Hertz Funds), are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between the CD&R Hertz Funds, the Merrill Lynch Hertz Funds, CMC-Hertz Partners, L.P. and the Carlyle Hertz Funds in respect of their respective holdings of the Shares, see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Stockholders Agreement.” As discussed under Item 6, each of the Reporting Persons disclaims beneficial ownership of all Shares owned by the CD&R Hertz Funds, CMC-Hertz Partners, L.P. and the Merrill Lynch Hertz Funds.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares to be purchased by Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. pursuant to each of the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement is approximately $75,000,000. Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. will obtain such funds through capital contributions from their respective partners. On December 21, 2005, investment funds associated with or designated by The Carlyle Group (including the Carlyle Hertz Funds), Clayton, Dubilier & Rice, Inc. and Merrill Lynch Global Private Equity, through an indirect wholly owned subsidiary of the Issuer, acquired all of The Hertz Corporation’s common stock from a subsidiary of Ford Motor Company, for aggregate consideration of $4,379 million in cash, debt refinanced or assumed of $10,116 million and transaction fees and expenses of $447 million. See “Item 1—Business—Our Company—Corporate History” in the Annual Report on Form 10-K of Hertz Holdings for the year ended December 31, 2008, which is incorporated herein by reference, for a detailed description of the funds used to acquire the common stock of The Hertz Corporation.

ITEM 4.	Purpose of Transaction

The acquisition by Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. of Shares pursuant to the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement is for general investment purposes. The Carlyle Hertz Funds may seek to sell the Shares they currently hold and, in the cases of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., the Shares to be acquired pursuant to the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement, in the ordinary course of business.

(a)

Subscription Agreements

On May 19, 2009, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. entered into, respectively, the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement, and each of Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. (such stockholders, together with Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., the “Subscribing Stockholders”) entered into a substantially identical Subscription Agreement (the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement, together with such other Subscription Agreements, the “Subscription Agreements”) with Hertz Holdings, pursuant to which each Subscribing Stockholder agreed to purchase, and Hertz Holdings agreed to issue and sell, Shares in the Private Offering. The Subscription Agreements were entered into substantially concurrently with the Common Stock Public Offering and a public offering of $450,000,000 aggregate principal amount of 5.25% Convertible Senior Notes due 2014 of Hertz Holdings. Pursuant to the Subscription Agreements, the Subscribing Stockholders have agreed to purchase from Hertz Holdings in the Private Offering an aggregate of 32,101,182 Shares, at a purchase price per share equal to $6.2303, which is the price per share paid by the public in the Common Stock Public Offering, less the underwriting discounts and commission payable to the underwriters in the Common Stock Public Offering. Pursuant to the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. have agreed to purchase, respectively, 11,570,644 and 467,299 Shares. The closing of the purchase of Shares under the Subscription Agreements is subject to certain closing conditions, including the closing of the Common Stock Public Offering (which closed on May 27, 2009), the receipt of applicable governmental approvals (including clearance under the Hart-Scott-Rodino Antitrust Improvements Act) and the expiration of the twenty day period following filing and mailing by Hertz Holdings of an information statement pursuant to SEC Regulation 14C. The description of the Subscription Agreements contained herein is a summary only, and is qualified in its entirety by the terms of the Carlyle Partners IV Subscription Agreement and the CP IV Coinvestment Subscription Agreement, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D.

Following the consummation of the Private Offering, the Carlyle Hertz Funds will own in the aggregate 71,287,943 Shares, which will represent approximately 17.4% of the outstanding Common Stock based on the number of Shares expected to be outstanding as of the closing date of the Private Offering (which is expected to occur in the second quarter of 2009). At present and without giving effect to the consummation of the Private Offering, the Carlyle Hertz Funds own in the aggregate 59,250,000 Shares, which represents approximately 15.7% of the outstanding Common Stock based on the number of Shares outstanding as of June 3, 2009, following the consummation of the Common Stock Public Offering and the exercise by the underwriters in the Common Stock Public Offering of their overallotment option.

(f)

Following the Common Stock Public Offering, Hertz Holdings ceased to be a “controlled company” as such designation is defined in the listing requirements of the New York Stock Exchange, Inc. (the “NYSE”), the securities exchange on which the Common Stock is listed. As a result of losing “controlled company” status, Hertz Holdings was required to adopt certain changes in its corporate governance arrangements, including (i) the creation of the Nominating and Governance Committee of Hertz Holdings with at least one member meeting the NYSE independence requirements, (ii) the addition of at least one member meeting the NYSE independence requirements to the Compensation Committee of Hertz Holdings, (iii) the adoption of an amended and restated charter of the Compensation Committee of Hertz Holdings and a charter of the Nominating and Governance Committee of Hertz Holdings, and (iv) certain conforming changes to Hertz Holdings’ by-laws, Code of Business Conduct and Ethics and Corporate Governance Guidelines (collectively, the “NYSE Governance Reforms”).

The consummation of the Private Offering is expected to restore “controlled company” status to Hertz Holdings and thereby remove the requirement for the NYSE Governance Reforms or future governance changes that would otherwise be mandated by the phase-in provisions of the NYSE’s listing requirements applicable to former controlled companies. The CD&R Hertz Funds have no definitive plans with respect to the NYSE Governance Reforms in the event that “controlled company” status is so restored.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Pursuant to the Stockholders Agreement, the Reporting Persons directly holding Shares are entitled to nominate, and other significant stockholders that are parties to the Stockholders Agreements are required to vote in favor of, nominees to the board of directors of the Issuer, which will afford access to, and participation in, deliberations of the board of directors regarding the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement and the Registration Rights Agreement (in each case, as defined below), one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include, but are not limited to, one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of Shares by members of management, issuance of options to management, or their employment by the Issuer.

To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

Except as described in Items 3 and 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Any solicitation of proxies will only be made by way of a definitive proxy statement and a form of proxy. Stockholders of the Issuer are advised to read any proxy statement or other documents related to a solicitation of proxies that may be made by the Reporting Persons. When and if completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer and will be available at no charge at the SEC’s website at http://www.sec.gov.

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

As of the date hereof (and including the Shares to be acquired in the Private Offering), each of the Reporting Persons is expected to beneficially own the number and percentage of Shares then expected to be issued and outstanding listed opposite its name:

Reporting Person(a)	Amount beneficially owned	Percent of class(b)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
TCG Holdings, L.L.C.	63,542,845	15.5%	0	63,542,845	0	63,542,845
TC Group, L.L.C.	63,542,845	15.5%	0	63,542,845	0	63,542,845
TC Group IV Managing GP, L.L.C.	63,542,845	15.5%	0	63,542,845	0	63,542,845
TC Group IV, L.P.	63,542,845	15.5%	0	63,542,845	0	63,542,845
Carlyle Partners IV, L.P.	61,076,182	14.9%	0	61,076,182	0	61,076,182
CP IV Coinvestment, L.P.	2,466,663	0.6%	0	2,466,663	0	2,466,663
DBD Cayman Limited	7,745,098	1.9%	0	7,745,098	0	7,745,098
TCG Holdings Cayman II, L.P.	7,745,098	1.9%	0	7,745,098	0	7,745,098
TC Group Cayman Investment Holdings, L.P.	7,745,098	1.9%	0	7,745,098	0	7,745,098
CEP II Managing GP Holdings, Ltd.	7,745,098	1.9%	0	7,745,098	0	7,745,098
CEP II Managing GP, L.P.	7,745,098	1.9%	0	7,745,098	0	7,745,098
CEP II U.S. Investments, L.P.	7,452,823	1.8%	0	7,452,823	0	7,452,823
Carlyle Europe Partners II, L.P.	292,275	0.1%	0	292,275	0	292,275
CEP II Participations S.à r.l. SICAR	292,275	0.1%	0	292,275	0	292,275

(a)	As noted in “Item 2. Identity and Background,” the CD&R Hertz Funds and the Merrill Lynch Hertz Funds are not included as Reporting Persons in this Schedule 13D, and the Carlyle Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds. As such, this table excludes: (i) 32,167,044 Shares held by ML Global Private Equity Fund, L.P.; (ii) 3,872,549 Shares held by Merrill Lynch Ventures L.P. 2001; (iii) 3,101,137 Shares held by ML Hertz Co-Investor, L.P.; (iv) 58,376,994 Shares held by Clayton Dubilier & Rice Fund VII, L.P.; (v) 21,314,510 Shares held by CDR CCMG Co-Investor L.P.; (vi) 396,245 Shares held by CD&R Parallel Fund VII, L.P.; and (vii) 19,362,745 Shares held by CMC-Hertz Partners, L.P.

(b)	Based on (a) 376,921,003 Shares outstanding as of June 3, 2009, which includes 46,000,000 Shares issued on May 27, 2009 pursuant to the Common Stock Public Offering and 6,900,000 Shares issued on June 3, 2009 pursuant to the exercise by the underwriters in the Common Stock Public Offering of their overallotment option, and (b) 32,101,182 Shares to be issued when and if the closing occurs under the Private Offering.

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. are the record owners of 61,076,182 Shares and 2,466,663 Shares, respectively. Investment discretion and control over the Shares held by Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group IV, L.P., which is the sole general partner of each of the Carlyle Funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TC Group IV Managing GP, L.L.C is the sole general partner of TC Group IV, L.P. TCG Holdings, L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. are the record owners of 292,275 Shares Common Stock and 7,452,823 Shares, respectively. CEP II Managing GP, L.P. is the general partner of CEP II U.S. Investments, L.P. and Carlyle Europe Partners II, L.P., which is in turn the sole shareholder of CEP II Participations S.à r.l. SICAR. CEP II Managing GP Holdings, Ltd. is the sole general partner of CEP II Managing GP, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of CEP II Managing GP Holdings, Ltd. TCG Holdings Cayman II, L.P. is the sole general partner of TC Group Cayman Investment Holdings, L.P. and DBD Cayman Limited is the sole general partner of TCG Holdings Cayman II, L.P. Accordingly, each of CEP II Managing GP, L.P., CEP II Managing GP Holdings, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman Limited may be deemed to be beneficial owners of the Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P.

DBD Cayman Limited has investment discretion and dispositive power over the shares of Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. DBD Cayman Limited is controlled by its Class A members, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein and all action relating to the investment and disposition of the shares of Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. requires their approval. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein may be deemed to share beneficial ownership over the shares shown as beneficially owned by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. Such persons disclaim beneficial ownership of these shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Subscription Agreements

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. have each entered into a Subscription Agreement with Hertz Holdings. See “Item 4(a)—Subscription Agreements.”

Stockholders Agreement

The Carlyle Hertz Funds are parties to the Amended and Restated Stockholders Agreement, dated as of November 20, 2006, among Hertz Holdings, the Carlyle Hertz Funds, Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (the “Stockholders Agreement”), which is incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 10-K of Hertz Holdings for the year ended December 31, 2006. As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of Shares, the Carlyle Hertz Funds, the CD&R Hertz Funds and the Merrill Lynch Hertz Funds may be deemed a “group” as such term is used in Regulation 13D under the Act. The Stockholders Agreement requires the parties to vote their Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Shares in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement requires the parties to vote their Shares pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of Shares to be beneficially owned collectively by the Carlyle Hertz Funds, the CD&R Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. following the completion of the Private Offering is 209,879,167, which after completion of the Private Offering is expected to represent approximately 51% of the Shares outstanding. The stock ownership reported for the Reporting Persons (including the Carlyle Hertz Funds) does not include any Shares owned by other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by the other parties to the Stockholders Agreement.

Registration Rights Agreement

The Carlyle Funds are parties to the Registration Rights Agreement, dated as of December 21, 2005, as heretofore amended, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., Carlyle Hertz Funds, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (the “Registration Rights Agreement”), which is incorporated herein by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135782) of Hertz Holdings as filed on October 23, 2006. For a description of the Registration Rights Agreement, see “Certain Relationship and Related Party Transactions — Registration Rights Agreement” in the Definitive Proxy Statement of Hertz Holdings filed on Schedule 14A on April 15, 2009, which is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated May 29, 2009, by and among the Reporting Persons

2	Subscription Agreement, dated May 19, 2009, between Hertz Global Holdings, Inc. and Carlyle Partners IV, L.P.

3	Subscription Agreement, dated May 19, 2009, between Hertz Global Holdings, Inc. and CP IV Coinvestment, L.P.

4	Amended and Restated Stockholders Agreement, dated as of November 20, 2006, among Hertz Global Holdings, Inc., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

5	Registration Rights Agreement, dated as of December 21, 2005, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à r.l., ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. (incorporated by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 of Hertz Global Holdings, Inc. (File No. 333-135782) as filed on October 23, 2006)

6	Amendment No. 1, dated as of November 20, 2006, to the Registration Rights Agreement, dated as of December 21, 2005, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC- Hertz Partners, L.P. (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

Signature Page 1 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

TCG Holdings, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group, L.L.C.

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group IV Managing GP, L.L.C.

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 2 of 8

TC Group IV, L.P.

By: TC Group IV Managing GP, L.L.C., as its Managing Member

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle Partners IV, L.P.

By: TC Group IV, L.P., as its General Partner

By: TC Group IV Managing GP, L.L.C., as its General Partner

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 3 of 8

CP IV Coinvestment, L.P.

By: TC Group IV, L.P., as its General Partner

By: TC Group IV Managing GP, L.L.C., as its General Partner

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

DBD Cayman Limited

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG Holdings Cayman II, L.P.

By: DBD Cayman Limited, as its General Partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 4 of 8

TC Group Cayman Investment Holdings, L.P.

By: TCG Holdings Cayman II, L.P., as its General Partner

By: DBD Cayman Limited, as its General Partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CEP II Managing GP Holdings, Ltd.

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Director

Signature Page 5 of 8

CEP II Managing GP, L.P.

By: CEP II Managing GP Holdings, Ltd., as its General Partner

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Director

Signature Page 6 of 8

CEP II U.S. Investments, L.P.

By: CEP II Managing GP, L.P., as its General Partner

By: CEP II Managing GP Holdings, Ltd., as its General Partner

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Director

Signature Page 7 of 8

Carlyle Europe Partners II, L.P.

By: CEP II Managing GP, L.P., as its General Partner

By: CEP II Managing GP Holdings, Ltd., as its General Partner

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Director

Signature Page 8 of 8

CEP II Participations S.à r.l. SICAR

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Director

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is a managing member of TCG Holdings, L.L.C. and a director of CEP II Managing GP Holdings, Limited and DBD Cayman Limited. Mr. Conway is a Founder of The Carlyle Group,	United States of America

Daniel A. D’Aniello	Mr. D’Aniello is a managing member of TCG Holdings, L.L.C. and a director of CEP II Managing GP Holdings, Limited and DBD Cayman Limited. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

Christopher Finn	Mr. Finn is a director of CEP II Participations S.à r.l. SICAR. Mr. Finn is a professional employee of The Carlyle Group.	United States of America

Guy Harles	Mr. Harles is a director of CEP II Participations S.à r.l. SICAR. Mr. Harles is a lawyer and partner of Arendt & Medernach, 14, rue Erasme, B.P. 39, Luxembourg L-2010, Luxembourg.	Luxembourg

David B. Pearson	Mr. Pearson is a director of CEP II Managing GP Holdings, Ltd. and CEP II Participations S.à r.l. SICAR. Mr. Pearson is a professional employee of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing member of TCG Holdings, L.L.C. and a director of CEP II Managing GP Holdings, Limited and DBD Cayman Limited. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America